Management's Discussion and Analysis

February 28, 2011

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company). The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is contained in note 25 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2010 and December 31, 2009, unless stated otherwise. Abbreviations used in this MD&A are listed in the section titled 'Abbreviations and Definitions'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Company Overview

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM.

Unless the context indicates otherwise, reference in this MD&A to "Talisman" or the "Company" is intended to include the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" does not constitute a waiver by Talisman Energy Inc., of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 24 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2010 were conducted in five geographic segments: North America, United Kingdom (UK), Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Other segment includes operations in Algeria and exploration activities in Peru, Colombia, Poland and the Kurdistan region of northern Iraq.

Talisman's business strategy is focused on:

•
establishing safe, long-term profitable growth from its operations in North America shale and Southeast Asia;

•
repositioning the international portfolio for renewal through high-impact exploration in selected areas; and

•
operating its conventional North Sea business and conventional portfolio in North America at maximum efficiency to maintain stable, high quality production and cash generation for at least the next decade.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 1

Talisman views safe operations as its top priority and has set the objective of being a top quartile performer in this area. For additional information on Talisman's commitment to safety, communities and the environment, please see the Company's Corporate Responsibility Report available on the Company's website at www.talisman-energy.com.

2010 Performance Highlights

•
Cash provided by operating activities was $3.5 billion, down 4% from 2009, due to higher cash taxes in 2010 and lower cash proceeds from financial instruments;

•
Net income was $648 million, a 48% increase from the previous year due to higher commodity prices, improved operating performance and non-cash gains on derivatives;

•
Talisman maintained capital discipline, reducing capital spending by 6% during 2010, to $4 billion;

•
Production averaged 417,000 boe/d, significantly above initial guidance. Excluding asset sales, year on year production increased 7%, with fourth quarter volumes 10% higher than 2009;

•
Talisman replaced 164% of production with proved reserves excluding price revisions, achieving a 35% reduction in replacement costs compared to 2009 and a 63% reduction over the past two years. Proved developed producing replacement costs were 54% lower than 2009;

•
Talisman sold over $2 billion in non-core assets in 2010, predominantly North American natural gas properties;

•
Talisman entered into a strategic partnership with Sasol Limited, selling them a 50% interest in the Company's Farrell Creek shale play in British Columbia;

•
The Company acquired assets in two liquids areas, establishing a material position in the liquids rich window in the Eagle Ford shale play in Texas and also acquired producing assets with significant upside in Colombia; and

•
Talisman made a number of exploration discoveries in Latin America, including an oil discovery and several successful stratigraphic tests in Colombia.

2 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Financial and Operating Highlights

(millions of C$, unless otherwise stated)	2010	2009[1]	2008[1]

Cash provided by operating activities	3,460	3,599	6,154

Cash provided by continuing operations	3,270	3,214	5,122

Net income	648	437	3,519

Income (loss) from continuing operations	408	(658)	2,879

Income from discontinued operations	240	1,095	640

Common share dividends	254	229	204

Per share ($)

Net income	0.64	0.43	3.46

Diluted net income	0.62	0.43	3.40

Income (loss) from continuing operations	0.40	(0.65)	2.83

Income from discontinued operations	0.24	1.08	0.63

Common share dividends	0.25	0.225	0.20

Production (mboe/d)	417	425	432

Production from continuing operations (mboe/d)	390	365	355

Average sales price ($/boe)	55.37	49.40	76.03

Gross sales[2]	8,076	7,011	10,269

Total revenue[2]	6,912	6,061	8,554

Operating costs ($/boe)	12.80	12.91	13.57

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense[2]	2,671	3,200	3,477

Total exploration and development spending[2]	3,935	3,784	4,395

Total assets	24,193	23,618	24,275

Total long-term debt (including current portion)	4,181	3,780	3,961

Cash and cash equivalents, net of bank indebtedness[2]	1,644	1,654	10

Total long-term liabilities	10,313	9,906	10,307

Proved reserves additions, net of revisions (before acquisitions and divestitures) (mmboe)	271	251	(41)

Reserves replacement ratio (before acquisitions and dispositions) – including price revisions[3]	178%	162%	(26%	)

Proved reserves (mmboe)	1,383	1,411	1,434

Reserves replacement ratio (before acquisitions and dispositions) – excluding price revisions[3]	164%	112%	75%

1
Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.

2
From continuing operations.

3
Based on SEC reserves. See the 'Reserves Replacement' section of this MD&A for method of calculation.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 3

2010 Net Income Variances

(millions of C$)

2009 net income	437

Favourable (unfavourable) variances:

Commodity prices	991

Production volumes	196

Unlifted oil	(122)

Royalties	(209)

Operating expenses	(6)

G&A	(58)

DD&A expense	196

Dry hole expense	416

Exploration expense	(83)

Interest on long-term debt	29

Stock-based compensation expense	89

Gain/Loss on held-for-trading financial instruments	514

Current taxes (including Petroleum Revenue Tax (PRT))	(363)

Future taxes (including PRT)	(367)

Discontinued operations	(855)

Other	(157)

Total variances	211

2010 net income	648

The significant variances from 2009 as summarized in the net income variances table are:

•
higher oil and gas revenue reflecting higher average commodity prices;

•
higher natural gas volumes due principally to shale drilling in North America and successful development in Scandinavia and Southeast Asia;

•
lower DD&A expense due principally to higher reserves and the strengthening of the C$;

•
lower dry hole expense, significant write-offs having occurred in North American conventional and Vietnam in 2009;

•
a gain on commodity price derivatives, compared to a loss in 2009;

•
increased taxes as a result of higher pre-tax income, proportionally higher income in higher tax jurisdictions, a legislative change in respect of the taxation of cash-settled stock-based compensation and lower North Sea capital expenditure in the fourth quarter of 2010; and

•
a decrease in income from discontinued operations having closed transactions in 2010 for an aggregate gain of $168 million, compared to $1.1 billion in 2009.

Continuing Operations Review

Results Summary

Gross sales of oil, liquids and natural gas in 2010 were $8.1 billion, an increase of 15% from 2009. Oil and liquids revenue increased $597 million and natural gas revenue increased $590 million due to higher prices and increased production. Reported amounts were impacted by the strengthening C$.

4 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

During 2010, North America pre-tax segmented income was $270 million, compared to a loss of $76 million in 2009. Gross sales in North America increased 18% to $1.7 billion due to higher commodity prices and increased shale activity.

In the UK, pre-tax segmented income was $746 million, up 98% from $377 million in 2009 due to lower DD&A expense and the weakening of the UK£ relative to the C$. UK gross sales remained relatively consistent with 2009 at $2.2 billion.

In Scandinavia, pre-tax segmented income increased 159% to $409 million, up from $158 million in 2009. Scandinavia gross sales increased 41% to $1.4 billion as a result of higher oil prices and increased production.

Southeast Asia pre-tax segmented income increased 135% to $685 million, up from $291 million in 2009. Gross sales of $2.4 billion were 19% higher than 2009 due to the impact of higher commodity prices and increased gas production.

Daily Average Production, Before Royalties

Continuing operations	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

Oil and liquids (mbbls/d)

North America	20	(5)	21	(5)	22

UK	74	(14)	86	(8)	93

Scandinavia	39	15	34	6	32

Southeast Asia	39	(5)	41	14	36

Other	14	–	14	(7)	15

	186	(5)	196	(1)	198

Natural gas (mmcf/d)

North America	636	19	536	(6)	573

UK	16	(16)	19	6	18

Scandinavia	88	52	58	205	19

Southeast Asia	485	20	403	21	334

	1,225	21	1,016	8	944

Continuing operations (mboe/d)	390	7	365	3	355

Discontinued operations

North America	27	(53)	58	(12)	66

UK	–	–	–	(100)	4

Scandinavia	–	–	–	(100)	1

Other	–	(100)	2	(67)	6

Discontinued operations (mboe/d)	27	(55)	60	(22)	77

Total (mboe/d)	417	(2)	425	(2)	432

For the full year 2010, production from continuing operations increased by 7% over 2009. Production from continuing operations in the fourth quarter of 2010 was 10% higher than the same quarter last year and 5% higher than the third quarter of 2010.

North American natural gas production increased by 19% due principally to successful development in the Pennsylvania Marcellus shale and Montney shale, partially offset by natural declines and plant turnarounds in conventional areas. Production from the Pennsylvania Marcellus shale play was 315 mmcf/d at the end of 2010.

Oil and liquids production in the UK was lower than 2009 as a result of maintenance and repair work, unplanned shutdowns and natural declines, partially offset by improved production efficiency at Claymore and first production at Auk North and Burghley.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 5

In Scandinavia, production increased from 2009 due to the successful development drilling at Varg, as well as the ramp up of production and improved uptimes at Rev.

Southeast Asia natural gas production increased by 20% due to Indonesia, where natural gas production averaged 387 mmcf/d with higher contract takes at Corridor and better plant efficiency. Tangguh, which commenced production in mid 2009, produced 23 mmcf/d in 2010. In Malaysia, natural gas production was 34% higher than 2009, averaging 98 mmcf/d due to increased gas production from the Northern Fields.

Southeast Asia oil and liquids production decreased by 5% due to natural declines in Song Doc and Australia, partially offset by the increase in the Company's working interest in a unitized field in PM305, which resulted in a one time increase of 1,600 boe/d in volumes for the year.

For details of production from discontinued operations, see the 'Discontinued Operations' section of this MD&A.

Volumes Produced Into (Sold Out of) Inventory1

	2010	2009	2008

UK	(327)	(1,661)	(2,001)

Scandinavia	153	(924)	674

Southeast Asia	108	(2,277)	2,851

Other	237	(4,694)	3,955

Total produced into (sold out of) inventory – bbls/d	171	(9,556)	5,479

Total produced into (sold out of) inventory – mmbbls	0.1	(3.5)	2.0

Inventory at December 31 – mmbbls	1.6	1.6	5.1

1
Includes impact of discontinued operations.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the 'Daily Average Production, Before Royalties' table represent production volumes in the year, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

6 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Company Netbacks1,2

December 31	2010	2009	2008

Oil and liquids ($/bbl)

Sale price	80.52	67.36	96.43

Hedging loss	–	–	(0.34)

Royalties	12.35	9.48	15.78

Transportation	1.18	1.15	1.09

Operating costs	20.70	19.24	20.21

	46.29	37.49	59.01

Natural gas ($/mcf)

Sale price	5.76	5.29	9.01

Royalties	0.96	0.87	1.89

Transportation	0.29	0.29	0.27

Operating costs	1.04	1.11	1.07

	3.47	3.02	5.78

Total ($/boe) (6 mcf = 1 boe)

Sale price	55.37	49.40	76.03

Hedging loss	–	–	(0.17)

Royalties	8.74	7.34	13.62

Transportation	1.50	1.43	1.34

Operating costs	12.80	12.91	13.57

	32.33	27.72	47.33

1
Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.

2
Includes impact of discontinued operations.

During 2010, the Company's average netback was $32.33/boe, 17% higher than in 2009 due principally to higher commodity prices in 2010, partially offset by the strengthening of the C$ relative to the US$.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 7

Commodity Prices and Exchange Rates1

	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

Oil and liquids ($/bbl)

North America	64.47	17	54.96	(36)	85.52

UK	81.71	20	68.36	(30)	98.35

Scandinavia	83.75	20	69.73	(30)	99.23

Southeast Asia	82.95	17	71.17	(27)	97.63

Other	85.17	15	74.03	(28)	102.51

	80.52	20	67.36	(30)	96.43

Natural gas ($/mcf)

North America	4.93	5	4.70	(46)	8.66

UK	4.72	–	4.73	(52)	9.78

Scandinavia	6.86	17	5.86	(18)	7.16

Southeast Asia	6.92	8	6.40	(36)	9.94

	5.76	9	5.29	(41)	9.01

Total ($/boe)	55.37	12	49.40	(35)	76.03

Hedging loss excluded from the above prices

Oil and liquids ($/bbl)	–		–		(0.34)

Natural gas ($/mcf)	–		–		–

Total $/boe	–		–		(0.17)

Benchmark prices

WTI (US$/bbl)	79.53	29	61.79	(38)	99.65

Dated Brent (US$/bbl)	79.47	29	61.51	(37)	96.99

Tapis (US$/bbl)	80.81	27	63.57	(36)	98.95

NYMEX (US$/mmbtu)	4.39	8	4.05	(55)	8.95

AECO ($/GJ)	3.82	2	3.75	(51)	7.71

US$/C$ exchange rate	0.97	10	0.88	(6)	0.94

C$/UK£ exchange rate	1.59	(11)	1.78	(9)	1.96

1
Prices exclude gains or losses related to hedging activities and include the impact of discontinued operations.

Talisman's realized price of $55.37/boe was 12% higher than 2009. WTI averaged US$79.53/bbl, up 29% from 2009. North America natural gas prices also increased, with NYMEX and AECO up 8% and 2%, respectively.

The changes in the Company's reported oil and liquids price is consistent with the relevant benchmark prices, however, the Company's reported prices reflect the strengthening of the C$ relative to the US$ in 2010. Talisman's average natural gas price in North America increased by 5%. Corridor gas prices averaged $7.80/mcf, where 60% of sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

The physical and financial commodity price contracts outstanding at the balance sheet date are described in the 'Risk Management' section of this MD&A.

More than 96% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues into C$ for reporting purposes.

8 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Royalties1

	2010		2009		2008
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

North America	11	188	11	156	16	429

UK	–	7	–	5	–	13

Scandinavia	–	–	–	–	–	–

Southeast Asia	36	858	34	675	43	1,066

Other	53	221	51	229	57	291

Total	16	1,274	15	1,065	18	1,799

1
Includes impact of royalties related to sales volumes.

The Company's royalty expense in 2010 was $1,274 million, an increase of $209 million (20%) from 2009, reflecting increased commodity prices.

Unit Operating Expenses1

($/boe)	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

North America	8.91	(5)	9.40	6	8.86

UK	29.15	10	26.47	(4)	27.66

Scandinavia	15.67	(12)	17.83	(17)	21.48

Southeast Asia	6.85	10	6.23	–	6.24

Other	5.53	(14)	6.45	10	5.84

	12.80	(1)	12.91	(5)	13.57

1
Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses

(millions of C$)	2010	2009	2008

North America	424	403	389

UK	824	878	942

Scandinavia	304	285	276

Southeast Asia	288	255	195

Other	27	40	20

Total	1,867	1,861	1,822

Total operating expenses for the Company during 2010 were $1.9 billion, relatively consistent with 2009. On a per unit basis, operating costs decreased by 1% to $12.80/boe, due to higher production.

In North America, total operating expenses increased by $21 million or 5% over 2009 due principally to higher gas production. Unit operating expenses benefited from increased shale production, which has lower unit rates.

In the UK, total operating expenses were lower due principally to the weakening of the UK£ relative to the C$, despite higher well intervention work.

In Scandinavia, total operating expenses increased due to higher production from the Rev field, increased well workover costs and Yme pre-operating costs.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 9

In Southeast Asia, total operating expenses increased due to a full year of production in Northern Fields and higher maintenance and repair costs in Malaysia and Indonesia.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

($/boe)	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

North America	16.75	(10)	18.65	7	17.46

UK1	20.70	(13)	23.69	15	20.54

Scandinavia[1]	24.11	(4)	25.17	(3)	25.99

Southeast Asia	7.12	(24)	9.33	21	7.69

Other	5.83	(7)	6.28	10	5.71

	15.21	(12)	17.28	5	16.44

1
Excludes impact of DD&A adjustments in 2008 related to one field in the UK and one field in Scandinavia of $410 million and $90 million, respectively, due to the requirement to use year-end prices to calculate reserves resulting in no proved reserves at December 31, 2008 in those fields.

Total DD&A Expense

(millions of C$)	2010	2009	2008

North America	764	748	768

UK	582	781	1,144

Scandinavia	471	406	416

Southeast Asia	318	382	254

Other	29	43	24

	2,164	2,360	2,606

The Company's 2010 DD&A expense decreased by $196 million, or 8%, to $2.2 billion due to higher reserves, the strengthening of the C$, and the impact of the timing of liftings.

In North America, DD&A expense increased from 2009 due principally to increased production in 2010. Unit DD&A decreased from the prior year due to increased shale gas production, which has a lower DD&A expense per unit.

In the UK, DD&A expense decreased from 2009 due to lower production and the weakening of the UK£ relative to the C$.

In Scandinavia, DD&A expense increased from 2009 due to an increase in production.

In Southeast Asia, DD&A expense decreased as a result of lower DD&A from Song Doc field.

For additional information relating to DD&A, refer to the 'Application of Critical Accounting Policies and the Use of Estimates' section of this MD&A.

Dry Hole Expense

(millions of C$)	2010	2009	2008

North America	(4)	134	219

UK	62	30	93

Scandinavia	11	69	90

Southeast Asia	31	253	13

Other	23	53	27

	123	539	442

10 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

During 2010, the Company incurred dry hole expense of $123 million, which includes the write-off of exploration wells in the UK, Peru, Indonesia and Australia.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At December 31, 2010, $1 billion of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2009 – $798 million).

Exploration Expense

(millions of C$)	2010	2009	2008

North America	40	84	165

UK	16	18	54

Scandinavia	32	22	50

Southeast Asia	118	75	84

Other	178	102	76

	384	301	429

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting.

Corporate and Other

(millions of C$)	2010	2009	2008

General and administrative (G&A) expense	392	334	294

Interest on long-term debt	163	192	168

Stock-based compensation expense (recovery)	201	290	(73)

(Gain) loss on held-for-trading financial instruments	(102)	412	(1,664)

Other revenue	110	115	112

Other expenses, net	194	47	(179)

G&A expense increased by $58 million relative to 2009 and includes costs associated with establishing offices in Pittsburgh and Houston, US and Brisbane, Australia to service the Pennsylvania Marcellus, Eagle Ford and Papua New Guinea operations respectively.

Interest expense on long-term debt decreased relative to 2009, capitalized interest having increased by $40 million as a result of increased capital expenditures on the Yme development. Total interest charges on long-term debt, including amounts expensed and capitalized, was $246 million, up marginally from 2009, due to the issuance of US$600 million of 3.75% notes due in 2021 in the US under its shelf prospectus.

The Company's stock option plans provide employees and directors with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive cash. The cash payment is equal to the difference between the option's exercise price and the share price at the time of surrender. See the 'Income Taxes' section of this MD&A for further details concerning the change to the taxation of stock options.

The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2010, stock-based compensation expense of $201 million (2009 – $290 million expense; 2008 – $73 million recovery) was incurred, due principally to the rising share price. The Company paid cash of $55 million (2009 – $52 million; 2008 – $211 million) to employees for options exercised.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 11

The gain on held-for-trading financial instruments of $102 million related principally to commodity price derivatives that are not designated as hedges for accounting purposes. See the 'Risk Management' section of this MD&A for further details concerning the Company's financial instruments.

Other revenue includes pipeline and custom treating tariffs of $77 million in 2010 (2009 – $85 million; 2008 – $90 million).

Other expense of $194 million includes property impairments of $118 million in North America, Scandinavia, and the rest of the world for $27 million, $66 million and $25 million, respectively, a net gain on minor asset disposals of $59 million, a foreign exchange loss of $92 million and miscellaneous interest of $24 million.

Income Taxes

(millions of C$)	2010	2009	2008

Income (loss) from continuing operations before taxes	1,299	(497)	4,502

Less PRT

Current	127	65	83

Future	4	43	93

	131	108	176

	1,168	(605)	4,326

Income tax expense (recovery)

Current	1,032	731	1,282

Future	(272)	(678)	165

	760	53	1,447

Effective income tax rate (%)	65	(9)	33

The Company's effective income tax rate for 2010, after deducting PRT, was 65% (2009 – (9)%; 2008 – 33%). A number of events in the past three years have affected the Company's effective tax rates, including the proportion of income in higher rate jurisdictions and losses in lower rate jurisdictions, tax rate reductions in Canada and the level of capital expenditure in the North Sea.

In March 2010, the federal budget included significant changes to the taxation of cash-settled stock-based compensation to prevent stock option deductions being claimed by both employer and employee in relation to the same employment benefit. The legislation took effect in the fourth quarter of 2010 and was applied retrospectively. As a result of this legislative change, Talisman will lose its tax benefit resulting from its stock option liability and, accordingly, recorded a future income tax expense of $83 million during the fourth quarter of 2010.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, increased as a result of higher revenue on fields in the UK subject to PRT.

12 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Capital Expenditures1

(millions of C$)	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

North America	1,794	21	1,479	(22)	1,903

UK	603	(11)	680	(7)	733

Scandinavia	590	(14)	685	(17)	825

Southeast Asia	566	(16)	677	(13)	777

Other[2]	382	45	263	68	157

Exploration and development	3,935	4	3,784	(14)	4,395

Corporate, Information Systems and Administrative	80	70	47	(27)	64

Acquisitions	1,562	257	438	(3)	452

Dispositions	(393)	22	(323)	223	(100)

Discontinued operations

Proceeds on disposition	(1,954)	(20)	(2,451)	617	(342)

Capital expenditures	18	(96)	461	(35)	711

	3,248	66	1,956	(62)	5,180

1
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.

2
Other includes Algeria, Colombia, Peru, Poland, the Kurdistan region of northern Iraq and, until 2008, Qatar.

During 2010, shale properties were the focus of the Company's capital investment activities in North America. Of the $1.8 billion of capital expenditures in North America, $1.6 billion related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Montney shale programs.

In North America, 200 gross (181 net) shale wells were drilled with 152 gross (145 net) in the Pennsylvania Marcellus shale play and 37 gross (30 net) wells in the Montney shale play.

Total capital expenditures in the UK decreased by $77 million to $603 million, with $96 million spent on exploration and $507 million on development. Major areas of development activity included the Auk South development project and the start-up of Auk North and Burghley fields in 2010. A total of three development wells, one exploration well, and one appraisal well were drilled in 2010. One exploration well was drilling over the year-end.

In Scandinavia, total expenditures decreased by $95 million to $590 million, with $89 million spent on exploration and $501 million on development. The majority of exploration spending related to the drilling of the Grevling appraisal well. Development spending included drilling in the Yme, Gyda, and Brage fields. A total of 11 development wells, three exploration wells and two appraisal wells were drilled during 2010. Two development wells and one exploration well were drilling over the year-end.

In Southeast Asia, capital expenditures of $566 million included $242 million for exploration and $324 million for development. The exploration expenditure related principally to the drilling of exploration wells in Papua New Guinea, Indonesia, and Block PM-3 CAA in Malaysia, and seismic programs in Papua New Guinea and Sabah (Malaysia). Development spending focused on Northern Fields development drilling, PM3 CAA Mercury Removal Unit and the Southern Fields Improved Oil Recovery program in Malaysia, on the Kitan development in Australia and on the Jambi Merang development in Indonesia. In 2010, Talisman participated in 46 oil and gas development wells, seven exploration wells, two appraisal wells, and two exploration wells were drilling over year end.

Capital expenditures in Algeria included $97 million for development, with Talisman participating in 15 development wells, with a further two wells drilling over the year-end. Talisman spent $285 million on exploration activities in the rest of the world, including $64 million in Colombia, $73 million in Peru and $100 million in the Kurdistan region of northern Iraq. The Company participated in three exploration and four stratigraphic wells in Colombia, one exploration and one appraisal well in Peru, and one exploration well in the Kurdistan region of northern Iraq.

Information related to details and funding of the planned 2011 capital expenditures program is included in the 'Outlook for 2011' section of this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 13

Acquisitions

In 2010, Talisman entered into an agreement to acquire a 49% interest in BP Exploration Company (Colombia) Limited, which builds on the Company's acreage position in Colombia. A cash deposit of US$613 million was paid in connection with this transaction, which has been included within other long-term assets. The transaction closed in January 2011, at which time a further cash payment of US$192 million was made.

In May 2010, Talisman completed the acquisition of 37,000 net acres of land in the Eagle Ford shale play in south Texas for $364 million in cash. In a subsequent transaction which closed in December 2010, Talisman and a subsidiary of Statoil entered into an agreement to acquire an additional 97,000 net acres of liquids rich properties in the Eagle Ford shale play as well as an equity interest in a gas processing facility for cash consideration to Talisman of $684 million. In a related transaction Statoil purchased a 50% working interest in Talisman's existing 37,000 net acres in the Eagle Ford for $186 million, which was recorded as a disposition at cost. Talisman and Statoil have created a joint-venture across the Eagle Ford shale play in which Talisman has a 50% interest, and with Talisman as the initial operator. As a result of these transactions, Talisman holds approximately 78,000 net acres, predominantly in the liquids-rich area of the play. This transaction is consistent with Talisman's intent to become a leading, returns-focused shale producer in North America.

In 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Production Sharing Contract, for cash consideration of $189 million.

In 2010, Talisman acquired a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery in Norway for cash consideration of $196 million.

Discontinued Operations

In accordance with Canadian GAAP, Talisman reports the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the closing date, of assets that have been sold. Comparative results have been restated to reflect the impact of operations that have been classified as discontinued during 2010. See note 3 to the Consolidated Financial Statements.

In 2010, Talisman completed the sale of oil and gas producing properties in North America for proceeds of $2 billion, resulting in a gain of $173 million, net of a tax recovery of $105 million. The net investment in the Company's Canadian self-sustaining operations has been reduced as a result of these disposal transactions and a capital distribution to the parent from the entity that held the assets and, accordingly, $465 million of non-taxable foreign exchange gains previously accumulated in other comprehensive loss were included in the carrying value of the assets used to determine the gain on disposal.

Also in 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil. An after tax writedown of $3 million had previously been recorded in 2009.

In 2009, Talisman:

•
sold oil and gas producing assets in Western Canada for proceeds of $1.2 billion, resulting in an after tax gain of $456 million;

•
sold midstream assets in Western Canada for proceeds of $297 million, resulting in an after tax gain of $55 million;

•
sold assets in the Netherlands for proceeds of $596 million, resulting in an after tax gain of $471 million;

•
sold a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in an after tax gain of $6 million;

•
sold assets in Trinidad and Tobago for proceeds of $278 million, resulting in an after tax gain of $93 million; and

•
received $17 million relating to an agreement entered into in 2007 to sell assets in the UK, resulting in an after tax gain of $11 million.

14 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

In 2008, Talisman sold oil and gas producing assets in Western Canada and Denmark for proceeds of $247 million and $95 million, respectively, resulting in an after tax gain of $119 million and an after tax writedown of $46 million, respectively. In the UK, the Company recorded a positive after tax closing adjustment of $36 million, and an after tax write-down of $32 million in respect of oil and gas properties sold in 2007 and 2006.

Talisman has approximately $218 million of abandonment letters of credit in place from January 1, 2011 until December 31, 2011 in respect of asset retirement obligations relating to UK assets sold in 2008.

Results of Discontinued Operations

	Years ended December 31

	North America			UK			Scandinavia			Other			Total
(millions of C$)	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Income (loss) from discontinued operations, net of tax	73	(6)	450	–	–	32	–	1	20	(1)	19	69	72	14	571

Gain (loss) on disposition of assets, net of tax	173	511	119	–	482	4	–	(2)	(54)	(5)	90	–	168	1,081	69

Income (loss) from discontinued operations	246	505	569	–	482	36	–	(1)	(34)	(6)	109	69	240	1,095	640

Daily Average Production Volumes of Discontinued Operations

	2010	2010 vs 2009 (% )	2009	2009 vs 2008 (% )	2008

North America

– oil and liquids (mbbls/d)	3	(77)	13	(28)	18

– natural gas (mmcf/d)	142	(47)	267	(6)	283

UK

– oil and liquids (mbbls/d)	–	–	–	(100)	1

– natural gas (mmcf/d)	–	–	–	(100)	20

Scandinavia

– oil and liquids (mbbls/d)	–	–	–	(100)	1

Other

– oil and liquids (mbbls/d)	–	(100)	2	(67)	6

Total discontinued operations (mboe/d)	27	(55)	60	(22)	77

All 27 mboe/d of production from discontinued operations in 2010 represents production from asset sales that closed in the year.

Reserves Replacement

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. In prior years, Talisman has relied upon a discretionary exemption from certain of the requirements of NI 51-101 granted by the Canadian securities regulatory authorities which allowed Talisman to provide disclosure in accordance with the disclosure standards of the US Securities and Exchange Commission (SEC) in order to provide disclosure comparable to US and international peers. As a result of the expiry of that exemption, Talisman is providing oil and gas disclosure in accordance with both the SEC and NI 51-101 requirements.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 15

SEC Reserves

Talisman's gross proved reserves, compiled in accordance with the SEC disclosure requirements using average annual prices, are estimated as follows:

Total gross proved	Oil & natural gas liquids (mmbbls)	Natural gas (bcf)	boe (mm)

At December 31, 2009	531.9	5,272.7	1,410.7

Discoveries, extensions and additions	33.5	1,151.7	225.5

Net dispositions	(14.7)	(792.7)	(146.9)

Price revisions	20.3	8.1	21.7

Other revisions	7.5	96.2	23.5

Production	(68.8)	(499.1)	(152.0)

At December 31, 2010	509.7	5,236.9	1,382.5

Talisman's 2010 SEC reserves data has been compiled in accordance with the SEC's reserves disclosure requirements adopted in 2009, which include an average annual pricing methodology. In addition, Talisman has adopted the FASB accounting standard Extractive Industries – Oil and Gas for both Canadian and US reporting purposes. See the 'New US Accounting Pronouncements' section of this MD&A.

Talisman added 249.0 mmboe of gross proved reserves (excluding price revisions) compared to production of 152.0 mmboe for a replacement of 164% of 2010 production. North America accounts for the largest increase in reserves as a result of the successful drilling programs in both the Pennsylvania Marcellus and Montney shale plays. Price-related revisions increased gross proved reserves by 21.7 mmboe, principally related to the Company's UK operations. At December 31, 2010, North America, Southeast Asia and the UK accounted for 42%, 31% and 19% respectively of the Company's gross total proved reserves. Proved undeveloped reserves accounted for 33% of the Company total and 34% in North America at the end of 2010.

At the year-end, gross proved shale reserves (1.8 tcf) accounted for 61% of gross proved North American natural gas reserves.

The Company uses reserves replacement ratios as an indicator of its ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning, property acquisitions and average prices. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The proved reserves replacement ratios noted in the 'Financial and Operating Highlights' section of this MD&A were calculated as follows: 178% was calculated by dividing the sum of changes (discoveries, extensions and additions, price revisions and other revisions) to gross proved oil and gas reserves during 2010 by the Company's 2010 gross production; and 164% was calculated by excluding price revisions from changes to gross proved oil and gas reserves.

16 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

NI 51-101 Reserves

Talisman's gross proved and probable reserves, compiled in accordance with the NI 51-101 disclosure requirements, using forecast prices, are estimated as follows:

Total gross	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	boe (mm)

Proved Developed Producing	286.9	49.3	610.9	2,288.0	34.8	854.2

Proved Developed Non-Producing	5.1	1.5	141.2	245.9	3.3	74.4

Proved Undeveloped	106.6	1.8	1,072.1	963.1	22.3	469.9

Total Proved	398.6	52.6	1,824.2	3,497.0	60.4	1,398.5

Total Probable	287.0	9.3	1,014.8	1,532.2	23.4	744.2

Total Proved Plus Probable	685.6	61.9	2,839.0	5,029.2	83.8	2,142.7

Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's most recent Annual Information Form.

Liquidity and Capital Resources

Talisman's long-term debt at December 31, 2010 was $4.2 billion ($2.5 billion, net of cash and cash equivalents and bank indebtedness), up from $3.8 billion ($2.1 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2009. During 2010, the Company generated $3.5 billion of cash provided by operating activities, incurred capital expenditures of $5.6 billion (including acquisitions), received proceeds of $2.3 billion from the disposition of non-core assets and paid $176 million to settle held-for-trading commodity and non-commodity derivatives.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions with cash provided by operating activities, cash on hand and cash proceeds from its strategic partnership with Sasol Limited.

The Company has an active hedging program that will partially protect 2011 cash flow from the effect of declining commodity prices. At December 31, 2010, the fair value of the Company's commodity price derivatives was a net liability of $57 million, which can be settled from cash on hand. See the 'Risk Management' section of this MD&A.

The majority of the Company's debt matures subsequent to 2014, with $357 million maturing in 2011. The Company enhanced its liquidity during 2010 with the issuance of US$600 million of public debt notes.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary facility is a debt-to-cash flow ratio of 3.5:1, calculated quarterly on a trailing twelve month basis.

At December 31, 2010, the Company had not drawn against its available $4 billion of bank lines of credit, $3.85 billion of which is committed through 2014. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined as cash provided by operating activities plus changes in non-cash working capital), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using gross debt divided by cash flow for the year. For the year ended December 31, 2010, the debt-to-cash flow ratio was 1.38:1.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with its credit risk guidelines. At this time, Talisman expects that the counterparties will be able to meet their obligations when they become due.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 17

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2010, approximately 87% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

The Company utilizes letters of credit largely pursuant to uncommitted letter of credit facilities. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. The balance of outstanding letters of credit was $1.3 billion at both December 31, 2010 and January 1, 2011 relating largely to asset retirement and pension obligations.

In March 2010, the Company filed, as part of a registration statement, a shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$3.5 billion of various types of securities, including debt securities, in the US public market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market. In November 2010, the Company issued US$600 million of 3.75% notes due in 2021 in the US under its shelf prospectus.

In December 2010, Talisman renewed its normal course issuer bid (NCIB), pursuant to which the Company may repurchase through the facilities of the Toronto Stock Exchange and New York Stock Exchange up to 51,068,705 of its common shares (representing 5% of the common shares outstanding at November 29, 2010) during the 12-month period commencing December 15, 2010 and ending December 14, 2011. Shareholders may obtain a copy of the Company's notice of intention to make an NCIB, free of charge by emailing the Company at tlm@talisman-energy.com. During the year ended December 31, 2010, Talisman did not repurchase any common shares of the Company under its NCIB.

Common share dividends of $254 million were paid in 2010 (2009 – $229 million; 2008 – $204 million) at an aggregate of $0.25 per share (2009 – $0.225 per share; 2008 – $0.20 per share). The Company's dividend is determined semi-annually by the Board of Directors.

At December 31, 2010, there were 1,019,290,939 common shares outstanding (2009 – 1,014,876,564). Subsequent to December 31, 2010, 3,186,294 stock options were exercised for shares.

At December 31, 2010, there were 62,959,223 stock options, 10,112,792 cash units and 8,173,762 long-term Performance Share Units (PSUs) outstanding. Subsequent to December 31, 2010, 157,486 stock options were surrendered for cash, 3,186,294 were exercised for shares, none were granted, and 182,081 were cancelled, with 59,433,362 outstanding at February 22, 2011. Subsequent to December 31, 2010, 537,030 cash units were exercised, none were granted and 72,832 were cancelled with 9,502,930 outstanding at February 22, 2011. Subsequent to December 31, 2010, no PSUs were granted and 47,156 were forfeited with 8,126,606 outstanding at February 22, 2011.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs. During 2010, 4,482,681 common shares were purchased on the open market for $82 million and placed in a trust having an arm's length third party trustee. Subsequent to December 31, 2010, a further 368,000 shares were purchased for $8 million. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 10 and 13 to the Consolidated Financial Statements.

18 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annual impact of these factors for 2011 (excluding the effect of derivative contracts) is summarized in the following table, based on a WTI oil price of approximately US$75/bbl, a NYMEX natural gas price of approximately US$4/mmbtu and exchange rates of US$0.90=C$1 and UK£1=US$1.60. See the 'Changes in Reporting Conventions' section of this MD&A for further details concerning the Company's reporting currency.

(millions of US$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	55	95

Natural gas – 60 mmcf/d	15	50

Price changes[1]

Oil – US$1/bbl	30	35

Natural gas: (North America)[2] – US$0.10/mcf	15	25

Exchange rate changes

US$/C$ decrease by US$0.01	(10)	(5)

US$/UK£ increase by US$0.02	10	–

1
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the 'Risk Management' section of this MD&A, and note 15 to the Consolidated Financial Statements.

2
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK and Scandinavia is not material. The natural gas price in Malaysia, Vietnam and most of the natural gas price in Indonesia is linked to the price of crude oil and, accordingly, has been included in the price sensitivity for oil.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's abandonment obligations, debt repayment obligations and significant commitments can be found in notes 9, 10 and 16, respectively, to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 19

The following table includes the Company's gross long-term debt, abandonment obligations, stock-based compensation, operating and capital leases and other expected future payment commitments as at December 31, 2010 and estimated timing of such payments:

			Payments due by period1,[2] (millions of C$)

Commitments	Liability recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	> 5 years

Gross long-term debt	Yes – Liability	4,225	357	15	443	3,410

Abandonment obligations[3]	Yes – Partially accrued	4,476	18	53	186	4,219

Office leases	No	204	43	71	47	43

Vessel leases	No	635	251	198	174	12

Capital lease obligations	Yes – Partially accrued	131	18	36	36	41

Transportation and processing commitments[4]	No	1,341	158	277	227	679

Minimum work commitments	No	866	442	347	77	–

Other service contracts[5]	No	853	525	221	90	17

Stock-based compensation[6]	Yes – Liability	404	360	44	–	–

Total		13,135	2,172	1,262	1,280	8,421

1
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2
Payments denominated in foreign currencies have been translated at the December 31, 2010 exchange rate.

3
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

6
The liability for stock-based compensation recognized on the balance sheet is based on the Company's year-end stock price and the number of stock options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2010.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. The Company periodically enters into physical delivery transactions for commodities at fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. These contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values, and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2010, including their respective fair values, are detailed in notes 15 and 16 to the Consolidated Financial Statements.

20 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

The Company has elected not to designate as hedges any commodity price derivative contracts entered into. In 2008, the Company no longer designated its interest rate swap as a fair value hedge. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2010, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling

Oil

Dated Brent oil collars	Jan-Jun 2011	20,000 bbls/d	US$80.00/92.41

Dated Brent oil collars	Jan-Dec 2011	21,000 bbls/d	US$80.00/91.27

Dated Brent oil collars	Jan-Dec 2011	20,000 bbls/d	US$84.00/97.57

WTI oil collars	Jan-Dec 2011	9,000 bbls/d	US$80.00/92.00

Natural Gas

NYMEX natural gas collars	Jan-Jun 2011	95,000 mcf/d	US$5.27/6.66

NYMEX natural gas collars	Jan-Dec 2011	71,200 mcf/d	US$6.14/6.59

NYMEX natural gas swaps	Jan-Dec 2011	23,734 mcf/d	US$6.12

ICE natural gas swaps	Jan-Jun 2011	17,355 mcf/d	C$6.18

Further details of contracts outstanding are presented in note 15 to the Consolidated Financial Statements.

The Company entered into the following commodity price derivative contracts during the period from January 1, 2011 to February 22, 2011:

Contract	Term	bbls/d	US$/bbl

Dated Brent oil puts	Jul-Dec 2011	20,000	90.00

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at December 31, 2010:

Contract	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2011	3,671	2.98

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's share of natural gas production from the Corridor block in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under an amended agreement with Caltex, natural gas

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 21

sales are at a price equal to 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. The minimum volume commitment under this contract is approximately 388 bcf over the remaining 11 year life of the contract. Under the agreement with Singapore Power, natural gas sales to Singapore from Corridor are referenced to a price formula which is based on the quoted spot price of fuel oil in Singapore. The minimum volume commitment is approximately 240 bcf over the remaining 13 year life of the contract. Under the agreement with PGN, natural gas sales from Corridor to PGN for their markets in West Java are at a fixed price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 668 bcf over the remaining 13 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia/Vietnam which is currently scheduled to end in 2018. In the event these delivery requirements are not met on a daily basis within a contract year, volumes delivered in the subsequent contract year equivalent to such unmet delivery requirements are subject to a 25% price discount.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes repaid in January 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million. The cross currency swap is designated as a cash flow hedge.

22 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

		Three months ended

(millions of C$, unless otherwise stated)	Total Year	Dec. 31[1]	Sep. 30[1]	Jun. 30[1]	Mar. 31[1]

2010

Gross sales	8,076	2,194	1,995	1,850	2,037

Total revenue	6,912	1,874	1,711	1,553	1,774

Income (loss) from continuing operations	408	(313)	68	412	241

Net income (loss)	648	(304)	121	603	228

Per common share ($)

Income (loss) from continuing operations	0.40	(0.31)	0.07	0.40	0.24

Diluted income (loss) from continuing operations[2]	0.39	(0.31)	0.07	0.40	0.23

Net income (loss)	0.64	(0.30)	0.12	0.59	0.23

Diluted net income (loss)[2]	0.62	(0.30)	0.12	0.58	0.22

Daily average production

Oil and liquids from continuing operations (mbbls/d)[3]	186	190	175	177	201

Natural gas from continuing operations (mmcf/d)	1,225	1,313	1,282	1,172	1,130

Continuing operations (mboe/d)	390	409	389	372	389

Discontinued operations (mboe/d)	27	8	15	39	46

Total (mboe/d)	417	417	404	411	435

2009

Gross sales	7,011	2,056	1,647	1,642	1,666

Total revenue	6,061	1,723	1,430	1,470	1,438

Income (loss) from continuing operations	(658)	(181)	25	(432)	(70)

Net income (loss)	437	(111)	30	63	455

Per common share ($)

Income (loss) from continuing operations	(0.65)	(0.18)	0.02	(0.42)	(0.07)

Diluted income (loss) from continuing operations[2]	(0.65)	(0.18)	0.02	(0.42)	(0.07)

Net income (loss)	0.43	(0.11)	0.03	0.06	0.45

Diluted net income (loss)[2]	0.43	(0.11)	0.03	0.06	0.45

Daily average production

Oil and liquids from continuing operations (mbbls/d)[3]	196	193	182	193	211

Natural gas from continuing operations (mmcf/d)	1,016	1,065	995	998	1,017

Continuing operations (mboe/d)	365	371	348	360	381

Discontinued operations (mboe/d)	60	52	53	64	69

Total (mboe/d)	425	423	401	424	450

1
Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.

2
Diluted net income (loss) and diluted income (loss) from continuing operations per common share are calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

3
Includes oil volumes produced into, and excludes oil volumes produced into (sold out of) inventory for the years ended December 31, 2010 and 2009 of 171 bbls/d and (9,556) bbls/d, respectively.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 23

During the fourth quarter of 2010, gross sales increased by $138 million over the fourth quarter of 2009 as a result of increased gas production and increased oil prices, partially offset by decreased gas prices. The loss from continuing operations in the fourth quarter increased by $132 million from the same period in 2009 resulting from higher taxes, higher stock-based compensation and higher exploration expense, partially offset by higher production and commodity prices, lower dry hole expense and lower DD&A.

Also, during the fourth quarter of 2010, the Company:

•
completed the transaction with Statoil to acquire land in the liquids-rich area of the Eagle Ford shale play, which is described in the 'Acquisitions' section of this MD&A;

•
exited the quarter with a production rate of 315 mmcf/d in the Pennsylvania Marcellus shale play;

•
sold oil and gas producing assets in Western Canada for aggregate proceeds of $353 million, resulting in an after tax gain of $5 million; and

•
reached an agreement to create a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia, agreeing to sell a 50% working interest for total consideration of $1.05 billion, comprising $260 million in cash and $790 million of future capital that Sasol will fund on Talisman's behalf.

Outlook for 2011

Talisman expects production growth of 5-10% in 2011 relative to 417,000 boe/d in 2010. In addition, the BP Colombia acquisition will add 12,000-15,000 boe/d of incremental production. Approximately half of the 2011 production growth will be liquids. Cash exploration and development spending is expected to be approximately US$4 billion (excluding approximately US$370 million of non-cash capitalized leases), funded by cash provided by operating activities, proceeds from asset sales and Talisman's balance sheet strength.

North America

In North America, the Company plans to spend approximately US$1.7 billion in 2011, with emphasis shifting to liquids rich opportunities, primarily in the Eagle Ford shale and conventional oil plays. Spending on dry gas is expected to be 35% lower than 2010.

In the Pennsylvania Marcellus, Talisman has budgeted approximately US$800 million, including infrastructure capital. Talisman plans to reduce the number of rigs in the play from 12 at the end of 2010 to nine rigs over the course of 2011. The plan is to drill approximately 100 net wells in the Pennsylvania Marcellus in 2011. The Company expects production to average 350-400 mmcf/d, up from approximately 180 mmcf/d in 2010. Marcellus production was 315 mmcf/d at year end.

In the Montney shale, Talisman will continue to progress the development of the Farrell Creek area with plans to drill approximately 35 net wells in 2011. The Company has reached an agreement to create a strategic partnership with Sasol to jointly develop this play. As part of the agreement, Talisman will act as operator for the partnership, having a 50% working interest while being carried for about US$800 million in capital spending. The Company will expand from four rigs to an eight rig program in 2011, with Talisman spending approximately US$100 million. Production (net to Talisman) is expected to average 50-60 mmcf/d net in 2011. The transaction with Sasol is expected to close in the first half of 2011, subject to regulatory approvals.

Following the successful entry into the liquids-rich Eagle Ford through two acquisitions in 2010, the Company is expecting to drill approximately 35 net wells. Talisman expects to ramp up to eight operated rigs (from four currently) by year end, and has budgeted approximately US$300 million. Net annual production from this play is estimated at 55-65 mmcfe/d. Approximately half of this production is expected to be liquids.

24 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

In the conventional portfolio, the focus will also be on liquids opportunities. Expected spending will be around US$380 million, with nearly 70% of the capital focused on expanded oil development programs in the Chauvin and Shaunavon properties, as well as continuation of the pilot programs in the Cardium oil and wet gas windows.

Shale production in North America is expected to average 455-525 mmcfe/d (approximately 75,000-85,000 boe/d), with an additional 90,000 boe/d of conventional production.

North Sea

In the North Sea, cash capital spending is budgeted at approximately US$1.2 billion in 2011, with approximately two-thirds of this spending in the UK and one-third in Norway. Of the total, approximately US$150 million is being directed towards exploration. The plan also includes US$370 million of non-cash capital (capitalized leases) in Norway.

Major activities in the UK include ramping up production from the Auk North project, which came on stream at the end of 2010. At Claymore, Talisman will recommence infill drilling, with first production expected in 2011. Engineering for the Auk South redevelopment project is being completed, and the Company has commenced fabrication of the new facilities, with first production expected in 2012. Plans for redevelopment of the Montrose/Arbroath area are being progressed, which extend the life of the existing field and incorporate development of the Cayley, Godwin and Shaw discoveries.

In Norway, activities will focus on commissioning the Yme redevelopment project, with first oil expected in the second half of 2011. The topsides are complete and waiting in Stavanger for a weather window to allow installation. There is also a large infill program ongoing in Norway, including wells on Gyda, Brage, Veslefrikk and Varg. The Grosbeak discovery will be appraised and, in addition, the development plan for Grevling is being progressed.

Production from the region is expected to average between 130,000-135,000 boe/d in 2011.

Southeast Asia

Talisman plans to spend between US$700-800 million in Southeast Asia in 2011, with exploration spending accounting for one-third of the total.

Major activities include an infill drilling program at PM-3 CAA in Malaysia/Vietnam and plans to sanction the HST/HSD development project in Block 15-02 offshore Vietnam. Talisman expects to spend US$200-$250 million in Papua New Guinea.

In Indonesia, Talisman expects first production from Jambi Merang by mid-year and will continue infill drilling in the OK Block. Drilling and optimization activities, which were initiated in 2010, will continue in 2011 in the Corridor Block in Indonesia.

The Company is also developing the Kitan discovery offshore Australia.

Production in Southeast Asia will remain flat relative to 2010 at approximately 120,000 boe/d, due to the timing of project delivery.

Other

Capital expenditures on development in the rest of the world during 2011 are expected to be US$210 million.

International Exploration

Excluding North America, the exploration budget for 2011 is US$700 million, some of which is included in the regional capital, with three-quarters allocated to build new core areas and one-quarter to support existing core areas. The goal of the program is to add 600-700 million boe of prospective resource additions over a five year period at a finding cost of less than $5/boe.

In Southeast Asia, Talisman plans to drill Lempuk-1, a deepwater well in South Makassar in Indonesia and continue with its seismic acquisition in the area. 3D seismic data will also be acquired over the two offshore Sabah exploration blocks in Malaysia and in Vietnam's Nam Con Son Basin. In Papua New Guinea, the Company plans to drill five exploration and appraisal wells in addition to two wells that were drilling over the year-end in its foreland blocks. 2D seismic acquisition will also continue.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 25

In the North Sea, Talisman continues to explore in Norway and the UK. In Norway, Talisman plans to drill the Grosbeak appraisal well, acquired in 2010 as part of an asset acquisition. In the UK, the Company will complete drilling of the TR1 appraisal well in Block 30/13 in the Fulmar area.

In Latin America, Talisman's focus is in Colombia and Peru. In Colombia, Talisman is focusing activity on the heavy oil trend in the southern Llanos Basin and on the foothills trend, site of the 2009 Huron discovery. In the foothills trend, the Huron-2 appraisal well on the Niscota Block will be drilled in 2011. In the heavy oil trend, the Company is currently developing drilling and seismic plans to follow-up on the Akacias-1 discovery drilled in 2010 in Block 9. Talisman is also completing a six-well stratigraphic program on Block 6, which will be appraised in 2011. In Block 8, Talisman will acquire seismic data in preparation for stratigraphic well drilling later in the year. In Peru, the Company is continuing seismic acquisition over the Situche area in Block 64 and plans to spud the Situche Norte exploration well in 2011.

In the Kurdistan region of northern Iraq, Talisman will drill the first exploration well in Block K39, Topkhana, followed by a redrill of the Kurdamir well to test for deeper potential. In Poland, Talisman will continue with the 2D seismic program commenced in late 2010, and in mid-2011, the Company plans to commence the first two wells of a three-well vertical exploration drilling program.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the United States Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment as at December 31, 2010, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

No changes were made in the Company's internal control over financial reporting during the fiscal year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian Securities

26 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Administrators and the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods required.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe, with reasonable assurance, that the Company's disclosure controls and procedures are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiffs' appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiffs' proposed third amended complaint. On April 15, 2010 the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal. On October 4, 2010, the United States Supreme Court refused to grant the plaintiffs' appeal request. Accordingly, the action has now been resolved in the Company's favour.

Application of Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property, plant and equipment (PP&E), asset retirement obligations (ARO) and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 27

estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's PP&E, asset and goodwill impairments and the provision for future ARO.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's Annual Information Form. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

As outlined in the Company's Significant Accounting Policies and PP&E notes (notes 1(d), 1(e) and 8 to the Consolidated Financial Statements), $6.4 billion (2009 – $4.7 billion) of the Company's PP&E is held in non-depleted capital and is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of individually material land purchases ($2.7 billion) which will either be transferred to the depletable base when proved or written off if unsuccessful, development projects which will be amortized when production commences ($1.6 billion), the costs of acquired unproved reserves ($1.1 billion) and incomplete drilling activities, including those wells under evaluation or awaiting infrastructure ($1.0 billion). Uncertainty exists regarding the recoverability of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells is determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserves base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

28 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the PP&E balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value. The determination of fair value requires management to make assumptions regarding cash flows into the future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. Due to the complexity of assumptions within the cash flow models used in a property-by-property impairment test, a sensitivity analysis in respect of the impact of changes in assumptions on the Company's impairment assessment is not presented. Changes in any of the assumptions could result in an impairment of all or a portion of the carrying value of oil and gas assets and goodwill in future periods.

During the year, the Company recorded an impairment of oil and gas assets of $118 million (2009 – $70 million; 2008 – $4 million), which is included in other expenses on the Consolidated Statements of Income.

Goodwill Impairments

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate. The impairment test requires that goodwill be allocated to reporting units which are determined by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 24 to the Consolidated Financial Statements and have not changed during the year. No impairments to goodwill were recorded during the year.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

In 2010, Talisman entered into or completed the following transactions:

•
acquired 100% of the outstanding shares of Hess (Indonesia-Jambi Merang) Limited, a company with a 25% interest in the Jambi Merang PSC;

•
entered into an agreement to acquire a 49% interest in BP Exploration Company (Colombia) Limited. The transaction closed in January 2011;

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 29

•
completed the acquisition of 78,000 net acres of land in the Eagle Ford shale play. Talisman and Statoil have created a joint-venture across the Eagle Ford shale play, with Talisman as the initial operator; and

•
acquired a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery.

In 2009, Talisman completed the following transactions:

•
acquired all of the outstanding shares of Rift Oil plc, Horizon Oil (Kanau) Limited and Papua Petroleum Limited, companies having interests in exploration licences in Papua New Guinea, for $253 million in cash; and

•
acquired an operated interest in Block K9 in the Kurdistan region of northern Iraq for $29 million in cash, plus additional payments which are dependent upon the level of estimated reserves.

In 2008, Talisman completed the following transactions:

•
acquired all of the outstanding shares of RSX Energy Inc., a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta, for cash consideration of $95 million and the assumption of $6 million of long-term debt; and

•
acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq. The Company also entered into a seismic services agreement related to Block K39 for a period of two years. In 2010, Talisman agreed to enter into a PSC as operator of Block K39.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. At December 31, 2010, the discounted fair value of the Company's ARO liability was $2.3 billion (2009 – $2.1 billion) and is recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. The total undiscounted abandonment obligations were estimated at $4.5 billion at December 31, 2010 (2009 – $4.5 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice.

Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past year resulted in an increase to the ARO liability of $146 million related primarily to changes in estimated field life in the UK. As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one year, the net present value of the liability would decrease by approximately $95 million.

Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Future tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying temporary differences can be deducted. Based on expectations for the future and available tax-planning strategies, management expects remaining future tax assets will be realized as offsets to reversing future tax liabilities and as offsets to the tax consequences of future taxable income.

30 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(j) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

The Company's self-sustaining operations in the UK (and, prior to January 1, 2010 in Canada and Norway) were translated from UK£, C$ and NOK respectively into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive loss. As a result of a reorganization of the Company's operations at the end of 2010, changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK, Canada and Norway operations is more closely linked to the US$. Accordingly, effective January 1, 2010 for Canada and Norway and January 1, 2011 for the UK, these operations have been accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive loss until Talisman reduces its net investment in those subsidiaries. Following the change in the functional currency of the UK operations, the debt denominated in UK£ will no longer be designated as a hedge of Talisman's net investment in the UK and, accordingly, future foreign exchange gains and losses will be recorded in the Consolidated Statement of Income.

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 1(l) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets, with unrealized changes in fair value recorded in income or other comprehensive loss. Realized gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 31

Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Changes in Reporting Conventions

Change in reporting currency

Effective January 1, 2011, the Company changed its reporting currency from C$ to US$. This change to US$ reporting follows the strategic changes of recent years and recognizes the fact that a significant proportion of the Company's activities and transactions are conducted in US$.

Change in reporting segments

Effective January 1, 2011, the composition of the Company's segments changed such that the activities in the UK and Scandinavia will be reported as a single 'North Sea' segment. Prior periods will be restated accordingly in the first interim filing subsequent to the change. This change reflects the fact that, from 2011, the UK and Scandinavia business each operate a mature set of cash-generating assets that share similar economic characteristics.

New US Accounting Pronouncements

Extractive Activities – Oil and Gas

In 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. Effective December 31, 2009, but carried back to October 1, 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices were used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

Fair Value Measurement

In 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This amendment was adopted for Talisman's 2010 reporting and did not have a material impact on the Company's results or financial position.

New Regulatory Developments

Dodd-Frank Act

In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act ('the Dodd Frank Act') was signed into law. The Dodd Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, new rules regarding the use of credit ratings and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the Act's impact to the Company as the accompanying SEC rules relating to the Act are published or come into force.

With respect to the disclosure of payments to governments, the Act requires resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign

32 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

government or a company owned by a foreign government) in their annual reports. A payment would be an amount that is not de minimus and that is paid to further the commercial development of oil, natural gas or minerals, including taxes, royalties, fees (including licence fees), bonuses, production entitlements or any other material benefits the SEC determines is part of commonly recognized revenue streams for resource extraction. The Dodd Frank Act requires disclosure of the type and total amount of such payments made for each project and to each government. The SEC's final rule is expected to be issued in 2011, effective for 2012 year-end reporting.

NI 51-101 Exemption Orders

In December 2010, Talisman obtained a NI 51-101 exemption order permitting it to continue to rely on internally-generated reserves data ("IQRE Exemption"); and a NI 51-101 exemption order relating to various oil and gas disclosures ("Disclosure Exemption"). These exemption orders replace the NI 51-101 exemption order that was previously issued to Talisman in 2008.

The IQRE Exemption permits Talisman to continue to disclose internally-generated reserves data which have been prepared by an internal qualified reserves evaluator, as opposed to an independent qualified reserves evaluator.

The Disclosure Exemption permits Talisman to continue to provide oil and gas disclosures prepared in accordance with SEC requirements (US disclosure) in its annual documents and other continuous and public disclosure documents provided that Talisman also provides the required annual oil and gas disclosures in accordance with NI 51-101 and Talisman discloses the material differences between the NI 51-101 disclosure and US disclosure. The Disclosure Exemption also provides some transitional relief as well as requirements with respect to the disclosure of finding and development costs.

International Financial Reporting Standards (IFRS)

In 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information. The Company established a dedicated IFRS project team to address the conversion to IFRS that reports regularly to a steering committee, senior management and the Audit Committee. The project team is now in the final stages of concluding the conversion project.

The adoption of IFRS does not impact the underlying economics of Talisman's operations or its cash flows. The most significant impacts will be from the application of new accounting policies that will reset the Company's balance sheet, and financial statement presentational changes. Management is currently finalizing the adjustments required to the Company's previously reported Canadian GAAP results of operations, cash flows and financial position to adopt IFRS.

Based on work performed to date, management anticipates resetting the Company's previously reported December 31, 2009 balance sheet for changes in the carrying value of PP&E, current and long-term liabilities and retained earnings.

As a result of the changes in accounting policies with the adoption of IFRS, management anticipates adjusting the Company's previously reported quarterly net income due principally to lower DD&A and accretion expense, unrealized foreign exchange gains and losses, deferred income taxes (referred to as future income taxes under Canadian GAAP), a change in the accounting for stock-based compensation and the timing of the recognition of gains and losses on the disposal of assets. The Company does not anticipate a change to the previously reported cash flows as a result of adopting IFRS except for a reclassification of exploration expense from an investing activity to an operating activity and a reclassification of financing charges from an operating to a financing activity.

Assets held for sale, previously reported as discontinued operations under Canadian GAAP, will no longer be classified as such under IFRS, which results in additional reclassifications on the financial statements between continuing and discontinued operations.

These adjustments are impacted by a number of exemptions permitted upon first time adoption as well as management's choice of policies and assumptions, which are more fully described below.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 33

IFRS1 Exemptions

The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date should be applied retrospectively. However, IFRS 1 First-time Adoption of International Financial Reporting Standards contains a number of exemptions which companies are permitted to apply. The Company has elected to apply the following exemptions:

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to measure certain properties at fair values and use those fair values as deemed cost;

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to apply a modified approach described in IFRS 1 to calculating the retrospective cost component of PP&E relating to the Company's ARO;

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to not restate past business combinations that occurred before January 1, 2010;

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to not apply IFRS 2 Share-based Payments to awards that vested prior to January 1, 2010;

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to recognize cumulative unrecognized actuarial gains and losses on employee future benefits in opening retained earnings as at January 1, 2010; and

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to prospectively apply the Borrowing Costs standard from January 1, 2010, including the derecognition of capitalized borrowing costs recorded under Canadian GAAP at January 1, 2010.

In addition, the Company has determined not to reset its cumulative translation adjustment to nil.

During the fourth quarter of 2010, the Company:

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modified the accounting for stock options from the liability method (cash-settled awards) to the equity method (equity-settled awards) for Canadian based employees. This accounting change was a result of tax legislation changes to stock options announced by the Federal Government in March 2010 which made it highly tax inefficient for employees to settle for cash rather than shares. The Company communicated its intended policy on this matter to employees subsequent to the Federal Government announcement and the change in accounting was deemed to be effective July 1, 2010. As a result of this change, the fair value of the stock option liability at July 1, 2010 is transferred to shareholders' equity and the unamortized value of the stock options not vested is expensed over the remaining vesting period. No further fair value revaluations are applied to options outstanding and new grants under the existing plan are also treated as equity settled instruments and recorded as part of shareholders' equity;

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derecognized capitalized borrowing costs recorded under previous Canadian GAAP at January 1, 2010 as part of applying the IFRS 1 exemption to prospectively apply the Borrowing Costs standard from January 1, 2010; and

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incorporated necessary actions into the project plan to consider the impact of moving to US$ reporting effective January 1, 2011.

Estimated Impact on Reported Financial Position

The following information summarizes adjustments required to reset the opening balance sheet at January 1, 2010 on adoption of IFRS:

(billions of C$)	Canadian GAAP	IFRS Adjustments	IFRS

Current assets	3.2	–	3.2

Long-term assets	20.4	(2.6) to (2.8)	17.6 to 17.8

Total assets	23.6	(2.6) to (2.8)	20.8 to 21.0

Current liabilities	2.6	0.2 to 0.3	2.8 to 2.9

Long-term liabilities	9.9	(1.0) to (1.2)	8.7 to 8.9

Equity	11.1	(1.7) to (1.9)	9.2 to 9.4

Total liabilities & equity	23.6	(2.6) to (2.8)	20.8 to 21.0

34 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Retained earnings are expected to decrease by approximately $1.8 billion as a result of the net after tax impact of adjustments to the opening balance sheet described below. These comprise approximately $1.2 billion for the deemed fair value election of which a significant portion related to assets sold during 2010, and approximately $0.6 billion relating to stock-based compensation, employee future benefits, deferred taxes and derecognition of capitalized borrowing costs.

The carrying value of the Company's PP&E at the time of adoption is expected to decrease by approximately $2.7 billion as a result of electing to measure certain of the Company's properties at fair value and where permitted deeming these fair values as cost (decrease of approximately $2.0 billion), changes to the cost component of PP&E relating to the Company's ARO (decrease of approximately $0.2 billion), derecognizing capitalized borrowing costs recorded under Canadian GAAP (decrease of approximately $0.2 billion), as well as removing the tax adjustment from PP&E previously recorded for historical asset acquisitions under Canadian GAAP, which is not permitted under IFRS (decrease of approximately $0.3 billion).

Current liabilities at the time of adoption are expected to increase by approximately $0.2 billion due to the IFRS requirement to measure cash-settled share-based payments at fair values rather than the intrinsic method permitted under Canadian GAAP which, in effect, accelerates the timing of the expense recognition under IFRS. Effective July 1, 2010, stock options will be accounted for using the equity method, which will result in a decrease in current liabilities of $0.4 billion, and a corresponding increase in equity.

Long-term liabilities are expected to decrease by approximately $1.1 billion largely as a result of the deferred tax effect of other IFRS adjustments, deferred income tax adjustments required for historical asset acquisitions and changes in accounting methodology for deferred tax and Petroleum Revenue Tax.

In estimating the adjustment to PP&E as a result of electing to measure certain of the Company's properties at fair value and where permitted deeming these fair values as cost, management has estimated fair value based on market information which consisted of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange quoted prices. Where reliable market information was not available, management relied upon internally generated discounted cash flows using a long term view of commodity prices.

Estimated Impact on Reported Financial Results

The resetting of the Company's balance sheet under IFRS which primarily impacted PP&E and the liabilities for ARO, stock based compensation and deferred income tax, in conjunction with other changes in accounting policies under IFRS is expected to increase the Company's previously reported net income for the nine months ended September 30, 2010 by approximately $0.5 billion. The changes in accounting policies under IFRS are expected to decrease DD&A, accretion, and other expense ($0.3 billion) and will also impact such items as unrealized foreign exchange gains and losses and reported stock-based compensation ($0.1 billion), and the timing of when gains and losses are recognized on disposed assets ($0.2 billion), offset by deferred income tax recovery ($0.1 billion).

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS. The Company continues to work with advisors and monitor the development of standards to understand the practical application of the IFRS principles which will affect the quantification of IFRS retrospective adjustments as at January 1, 2010 and the subsequent IFRS Consolidated Financial Statements.

IFRS Changeover Process

•
Control Environment – The Company is currently evaluating design over IFRS financial reporting which is expected to be completed by the first quarter of 2011, with evaluation of operating effectiveness to be conducted during 2011;

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Training and Communication – The Company is focusing on final training sessions to support the successful transition of IFRS into routine business processes;

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IT Systems – Work is on schedule to deliver live IFRS systems in early March 2011;

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Business Activities – The project will successfully provide IFRS financial reporting results with the changes to the Company's functional and presentational currency embedded.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 35

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries ("OPEC"), world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies. Effective from the first quarter of 2011, the Company will be reporting its financial results in US$.

Reputational Impact of an Environmental, Safety or Security Incident

Oil and gas drilling and producing operations are subject to many risks, including incidents which could result in environmental damage, regulatory investigations, penalties and liabilities to third parties, personal injury, loss of life and damage or destruction of properties. An environmental, safety or security incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

The Company's operations may be adversely affected by security incidents which are not within the control of Talisman, including, among other things, killings, kidnappings, extortion, lawlessness, gang or criminal activity, landmines, unexploded ordnance and conflict zones.

Egress and Gas Buyers

As rapidly increasing volumes of natural gas are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected waiting on pipeline connection or infrastructure additions. A result could be reduced production

36 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Regulatory Delays, Including Delays in Shale Gas Drilling

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, environmental matters, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy, which may adversely impact its financial condition.

In addition, the Company may be subject to revisions of laws and regulations applicable to its operations. For example, in New York, continued delays are forecast to be caused by the New York state's updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other state laws. Federal or provincial legislation regarding shale gas development is also being considered which could impact the development schedule or costs of development.

Access to Credit and Letters of Credit

The Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. While the Company may have access to various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Litigation" in this Management's Discussion & Analysis.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 37

Major Accident

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe or cement failure, casing collapse, pressure or irregularities in formations, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury, human health risks and loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties.

The Company's insurance program, which may not provide coverage in all circumstances, contemplates both first and third party exposures for all of the Company's on and offshore operations globally. Coverage is intended to respond to sudden and accidental pollution arising from the risks identified above. Coverage amounts can be as high as US$1 billion for losses arising from third parties and significantly higher for the Company's own assets and business losses. The Company annually benchmarks its coverage against its peers independently and with the assistance of third party firms.

Fiscal Stability

Governments may amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia, Papua New Guinea and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition with respect to its operations. In some circumstances, this risk may be increased in areas occupied by indigenous communities that are not accustomed to developments of this nature. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year international exploration portfolio may be compromised.

38 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Industry Cost Inflation

The industry costs to find and develop reserves have generally risen over time. An upward swing in industry activity could increase key input demand and prices, at least in the short run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices, but in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning and procurement, material or unexpected changes can affect the Company's financial performance.

Bribery

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries and the possibility exists that Talisman could be subject to bribery allegations. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found not to have taken effective steps to address allegations or findings of bribery or corruption in its business, this may impair Talisman's ability to participate in business with governments or non-governmental organizations. This may result in formal exclusions from such business, which may have a material adverse effect on the Company's business.

Shale Gas Transition

The Company's strategy includes continuing its portfolio transition from conventional to shale gas with the development of its North America shale business. The portfolio transition could result in: heightened safety risks to personnel; loss of workforce productivity; loss of knowledge transfer from departing employees; and insufficient staffing levels to meet business requirements.

The success of Talisman's portfolio transition is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Project Timing and Budget

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Talisman utilizes materials and services which are subject to general industry wide conditions. Cost escalation for materials and services may be unrelated to commodity prices changes and may continue to have a significant impact on project planning and economics.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 39

Environmental Risks

Environmental risks could include regulatory and reputational matters. All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business.

Environmental Trends and Uncertainties

Talisman's business is subject to the trend toward increased rigor of regulatory compliance and civil liability for environmental matters in certain regions (e.g. Quebec, US, EU). Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. See also the 'Hydraulic Fracturing' and 'Greenhouse Gas Emissions' risk factors.

Hydraulic Fracturing

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (natural gas and oil) production. The use of hydraulic fracturing is necessary to produce commercial quantities of natural gas and oil from many reservoirs. The US Environmental Protection Agency has commenced a study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. In addition, some states have and others are considering adopting regulations that could restrict hydraulic fracturing in certain circumstances. Any new laws, regulation or permitting requirements regarding hydraulic fracturing could lead to operational delay or increased operating costs or third party or governmental claims, and could increase the Company's costs of compliance and doing business as well as delay the development of shale gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas ("GHG") emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g. UK, Norway, Alberta and BC) as well as in the regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change (e.g. US). Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase II impacts to the Company are minimal. Phase III of the EU ETS will potentially have a material impact on Talisman's business in the UK. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will significantly reduce emission caps. In addition, free allowances for electrical power generation will no longer be issued. Approximately 50% of total Talisman UK emissions are associated with electrical power generation. Compliance costs associated with Phase III of the EU ETS may have a material impact on Talisman's business in the UK.

The Norwegian national GHG emissions trading system is linked to the EU ETS. Talisman is required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. Starting January 2011, the Company will also be required to purchase emissions credits for mobile rigs in addition to payment for the mobile rig CO2 emissions tax that began in 2010. Phase II ends in 2012 and compliance costs are not expected to be material to Talisman because the

40 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs that were not material to Talisman. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will further reduce emissions caps for our Norwegian operation, but the Company does not anticipate that the costs of compliance will be material considering our current compliance requirements.

Environmental Liabilities and ARO

Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for ARO in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including, among other places, under the headings 'Outlook for 2010' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

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expected outcomes and events of the elements of the business strategy;

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planned 2011 capital program and sources of funding;

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stock-based compensation expense or recovery in future periods;

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the effects of the hedging program;

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the estimated impact on Talisman's financial performance from changes in production volume, commodity prices and exchange rates;

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expected future payment commitments and receipts;

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the expectation of having sufficient production to meet all delivery requirements;

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expected production during 2011;

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planned development and shale development pilots and projects;

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planned drilling in the Pennsylvania Marcellus and Montney shale plays;

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timing of first production from UK projects;

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planned UK drilling;

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planned upgrade of Claymore compressors;

•
commencement of UK development planning;

•
planned Scandinavia first oil production, drilling and development programs;

•
planned prospective resource additions and finding cost estimates;

•
planned Southeast Asia drilling and development;

•
expected timing of first production at Jambi Merang;

•
planned wells in Colombia, Peru, the Kurdistan region of northern Iraq, Norway, Malaysia and Indonesia;

•
planned drilling in Papua New Guinea;

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 41

•
planned reprocessing of seismic over the Sabah exploration blocks and in the Nam Con Son basin;

•
asset impairment charges;

•
anticipated costs associated with abandonment and reclamation activities;

•
expected impact of new accounting pronouncements;

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections included in the forward-looking information contained in this MD&A. Talisman has set its 2011 capital expenditure plans assuming: (1) Talisman's production in 2011 will be approximately 5-10% greater than 2010, excluding the BP Colombia acquisition; (2) a WTI oil price of approximately US$75/bbl, and (3) a NYMEX natural gas price of approximately US$4/mmbtu. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
the uncertainty of reserves and resource estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

•
the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks, including risks related to the possibility of a major accident;

•
uncertainties as to the availability and cost of financing and changes in capital markets;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld including with respect to shale gas drilling; and

•
results of the Company's risk mitigation strategies, including insurance and hedging activities.

42 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on the exemptions granted to Talisman by Canadian securities regulatory authorities, which permit Talisman to provide certain disclosure in accordance with US disclosure standards in order to provide comparability of oil and gas disclosures with that provided by US and other peers. The primary differences between the US disclosure standards and the Canadian disclosure mandated under NI 51-101 are that:

a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserve categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

c)
NI 51-101 requires a one year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require three year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types;

d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be only cash flow positive on an undiscounted basis.

Further information on the differences between the US standards and NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's most recent Annual Information Form.

The information provided by Talisman in this MD&A may differ from the corresponding information prepared in accordance with NI 51-101 standards. Talisman's proved and probable reserves, using SEC annual average pricing methodology, have been estimated using the standards contained in Regulation S-X of the SEC which requires that proved and probable reserves be estimated using existing economic and operating conditions.

An exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's estimates of its reserves. No independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Reserves Replacement Ratio

The reserves replacement ratios before net acquisitions and dispositions were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2010 by the Company's 2010 gross production. The Company's management uses reserves replacement ratios as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 43

Replacement Costs

In this MD&A, Talisman discloses a reduction in replacement costs. Replacement costs are used by the Company to determine the cost of reserves additions in a period. Talisman's reported replacement costs may not be comparable to similarly titled measures used by other companies. Replacement costs may not reflect full cycle replacement costs. Replacement costs' predictive and comparative value is limited for the aforementioned reasons. Replacement costs are calculated by dividing exploration and development capital spending of $4 billion (including discontinued operations, but excluding midstream) by gross proved reserve additions of 249 mmboe.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed 'Net Production After Royalties' in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Canadian Dollars and GAAP

Dollar amounts are presented in C$, except where otherwise indicated. Unless otherwise indicated, the financial information is set out in accordance with Canadian GAAP which may differ from US GAAP. See note 25 to the Consolidated Financial Statements for the significant differences between Canadian and US GAAP.

Financial Outlook

Included in this MD&A is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

Abbreviations and Definitions

The following abbreviations and definitions are used in this document:

AcSB	Canadian Accounting Standards Board
AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$ or $	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
CO2	Carbon dioxide
EU	European Union
FASB	Financial Accounting Standards Board
FSO	Floating Storage and Offloading vessel
GAAP	Generally Accepted Accounting Principles
GJ	Gigajoule
HSSE	Health, Safety, Security and Environment

44 TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS

ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian Kroner
NYMEX	New York Mercantile Exchange
OA	Operational Assurance
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
PNG	Papua New Guinea
PGN	PT Perusahaan Gas Negara (Persero) Tbk
PSC	Production Sharing Contract
PSU	Performance share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

TALISMAN ENERGY MANAGEMENT'S DISCUSSION & ANALYSIS 45